CONMED HEALTHCARE MANAGEMENT TO BE ACQUIRED BY CORRECT CARE SOLUTIONS

Transaction Unites Two Preeminent Correctional Healthcare Providers

HANOVER, MD and NASHVILLE, TN (July 16, 2012) -- Conmed Healthcare Management, Inc. (NYSE Amex: CONM), a leading full service provider of correctional facility healthcare services to juvenile and adult county detention centers, and Correct Care Solutions, LLC (CCS), a national provider of medical, mental health, care management and medical technology services to municipal, county, state and federal jail and correctional facilities serving both adult and juvenile populations, today announced that they have entered into a definitive merger agreement providing for CCS to acquire Conmed, for $3.95 per share in cash. The purchase price represents an approximately 33% premium over the average closing price per share for the 30 days prior to Conmed’s announcement of its intention to explore strategic alternatives and represents an equity value of approximately $59 million.

Upon consummation of the transaction, Conmed will become an operating subsidiary of CCS and maintain its existing executive team as well as headquarters in Hanover, Maryland.

Pursuant to the definitive agreement, a cash tender offer of $3.95 per share is expected to commence on or before July 30, 2012. This strategic combination between CCS and Conmed will substantially increase the geographical footprint and create the necessary diversification that opens the door to new markets in the future.

“Conmed has been actively seeking a partner that not only maintains the integrity of what has been built over the last 28 years, but also represents an attractive opportunity to deliver a return on investment to its shareholders. By joining with CCS, we believe we will achieve that goal,” commented Dr. Richard Turner, Chairman and Chief Executive Officer of Conmed. “My executive team and I look forward to working with Jerry and his team and sharing our best practices.”

“This is a significant milestone for CCS and Conmed. Not only do we bring together two complementary businesses to better serve existing and new clients, we unite two very similar philosophies on providing care to patients and providing excellent customer service,” said Jerry Boyle, President & Chief Executive Officer of CCS.

The combined company is expected to service nearly 100,000 patients daily and operate in 25 states, with over 5,000 employees, allowing it to bring to its patients best in class doctors, nurses, and mental health professionals. Together, CCS and Conmed will have capabilities in clinical care, mental health, telepsychiatry, electronic medical records, utilization management and pharmacy services. The combined company will be supported by CCS’ existing equity partners Audax Group and Frazier Healthcare.

The transaction is expected to close in the third quarter of 2012, subject to the satisfaction of a number of customary closing conditions, including that the holders of 90% of the outstanding shares of Conmed tender, and do not withdraw, their shares prior to the expiration of the tender offer. Following the completion of the tender offer, CCS will acquire the remaining outstanding shares of Conmed common stock through a merger. As a result of the transaction, a trading market for Conmed’s common stock will no longer exist. The common stock will not be listed or registered on another national securities exchange.

Cantor Fitzgerald & Co. is acting as the financial advisor to Conmed and Kramer Levin Naftalis & Frankel LLP as the legal advisor to Conmed. Ropes & Gray LLP is acting as the legal advisor to CCS and its affiliates.

About Conmed

Conmed has provided correctional healthcare services since 1984, beginning in the State of Maryland, and currently serves county and municipal correctional facilities in ten states: Arizona, Kansas, Kentucky, Maryland, New Jersey, Oregon, Tennessee, Texas, Virginia and Washington. For more information, visit us at www.conmedinc.com.

About Correct Care Solutions

Correct Care Solutions, LLC began providing services in 2003. CCS is a comprehensive correctional healthcare solutions provider with the home office based in Nashville, Tennessee.  Currently, CCS is responsible for providing daily healthcare for over 65,000 inmates in correctional facilities throughout 21 states. More information can be found at www.correctcaresolutions.com.

About Audax Group

Audax Group, founded in 1999, is a leading investor in lower-middle market companies. With offices in Boston and New York, Audax manages in excess of $4.0 billion of equity, mezzanine debt, and senior loan capital.

About Frazier Healthcare

Founded in 1991, Frazier Healthcare is a provider of growth equity and venture capital to high growth and emerging healthcare service and biopharma companies. With over $1.8 billion under management across seven funds, Frazier Healthcare has invested in more than 140 companies across the entire developmental spectrum, from seed stage venture investments to leveraged recapitalizations of cash generating companies.

Forward Looking Statements

This press release may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements with respect to Conmed’s plans, objectives, expectations and intentions; and (ii) other statements that are not historical facts including statements which may be identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “potentially,” or similar expressions. These statements are based upon the current beliefs and expectations of Conmed’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Conmed’s control). These factors include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in Conmed’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the tender offer documents to be filed by Hanover Merger Sub, Inc. (“Purchaser”) and the solicitation/recommendation statement to be filed by the Company. Other factors not currently anticipated by management may also materially and adversely affect the closing of the proposed transaction. Conmed undertakes no obligation to update publicly or revise any forward-looking statements made, whether as a result of new information, future results or otherwise.

IMPORTANT INFORMATION ABOUT THIS TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Conmed. The planned tender offer by Purchaser for all of the outstanding shares of common stock of Conmed has not been commenced. On commencement of the tender offer, Purchaser will mail to Conmed stockholders an offer to purchase and related materials and Conmed will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. Purchaser will file its offer to purchase with the SEC on Schedule TO, and Conmed will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Conmed stockholders are urged to read these materials carefully when they become available, since they will contain important information, including terms and conditions of the offer. Conmed stockholders may obtain a free copy of these materials (when they become available) and other documents filed by Purchaser or Conmed with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

Conmed Contact:

Thomas W. Fry

Chief Financial Officer

Tel: 410-567-5529

Email: tfry@conmed-inc.com

Lisa Wilson

In-Site Communications, Inc.

Tel: 212-452-2793

Email: lwilson@insitecony.com

Correct Care Solutions:

Patrick Cummiskey

Executive Vice President and Chief Development Officer

Tel: 615-324-5714

Email: pcummiskey@correctcaresolutions.com